Mail Stop 3561


									January 9, 2006




Mr. Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.
75 Arlington Street
Boston, Massachusetts 02116


		RE:	The Boston Beer Company, Inc.
			Form 10-K for Fiscal Year Ended December 25, 2004 Form 10-Q for Fiscal Quarter Ended September 24, 2005
			Filed March 11, 2005 and November 3, 2005
			File No.  1-14092

Dear Mr. Roper:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 25, 2004

Consolidated Statements of Cash Flows, page 30

1. Please revise your presentation in future filings to include the proceeds from the sale of trading securities as an operating activity. See paragraph 18 of SFAS 115.

Notes to Consolidated Financial Statements, page 32

B. Summary of Significant Accounting Policies, page 30

Segment Reporting, page 34

2. Please tell us why you believe that aggregation of your product line operating segments is consistent with the provisions of paragraph 17 of SFAS 131. In particular, tell us how the business units are similar in terms of their economic characteristics. Please provide along with your response the revenues and gross margins for your business units for the last 5 years and demonstrate how that information supports the similarity of the economic characteristics of the operations. If after reassessing the criteria in SFAS 131, you now believe that each of these operations represents a separate reportable segment, please revise your financial statements accordingly.

Item 9A. Controls and Procedures, page 51

3. You state that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of your disclosure controls and procedures. However, your chief executive and financial officers only concluded that your disclosure controls and procedures "were effective to provide a reasonable level of assurance that the information required to be disclosed in the reports filed or submitted by [you] under the Securities Exchange Act of 1934 was recorded, processed, summarize and reported within the requisite time periods." Please confirm for us, if true, that the same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Your confirmation of the preceding information applies to both your annual report and each of your subsequent quarterly filings. Please also disclose which definition of disclosure controls and procedures you used in performing your assessments. See Items 307 of Regulation S-K and Exchange Act Rule
13a-15(e) for guidance. Notwithstanding your response to this comment, please ensure your future filings provide the appropriate disclosures.

Exhibits, page 55

Exhibits 3.2

4. Please provide us with and revise future filings to include a complete copy of your articles of incorporation, as amended. Your current incorporation by reference to Exhibit 3.6 to Form 10-Q filed
August 10, 1998 only refers to an amendment to the articles of incorporation. Refer to Item 601 (b)(3)(i).

Exhibits 31.1 and 31.2

5. Please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer titles was not intended to limit the capacity in which such individuals provided the certifications.
In
the future, eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Martin F. Roper
The Boston Beer Company, Inc.
January 9, 2006
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